# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Warner Music Group Corp., CIK 0001319161
CUSIP: 934550203
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-035019
Filed by CIK 0001391297

## Reporting persons
- Access Industries Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 372,600,227; sole dispositive power 0; shared dispositive power 372,600,227; aggregate amount beneficially owned 372,600,227 (72% of the class); the aggregate amount excludes certain shares
  Comment: Excludes shares of Class A common stock beneficially owned in respect of shares of Class B common stock directly held by AIBFF, Inc. and LB 2020 Family Trust.
  
  All percentages calculated in this Schedule 13G are based upon an aggregate of 144,980,732 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 6, 2025, as well as the shares of Class B common stock beneficially owned by such reporting person.
- Access Industries Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 372,600,227; sole dispositive power 0; shared dispositive power 372,600,227; aggregate amount beneficially owned 372,600,227 (72% of the class); the aggregate amount excludes certain shares
  Comment: Excludes shares of Class A common stock beneficially owned in respect of shares of Class B common stock directly held by AIBFF, Inc. and LB 2020 Family Trust.
  
  All percentages calculated in this Schedule 13G are based upon an aggregate of 144,980,732 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 6, 2025, as well as the shares of Class B common stock beneficially owned by such reporting person.
- AI Entertainment Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 247,600,227; shared voting power 125,000,000; sole dispositive power 247,600,227; shared dispositive power 125,000,000; aggregate amount beneficially owned 372,600,227 (72% of the class); the aggregate amount excludes certain shares
  Comment: Excludes shares of Class A common stock beneficially owned in respect of shares of Class B common stock directly held by AIBFF, Inc. and LB 2020 Family Trust.
  
  All percentages calculated in this Schedule 13G are based upon an aggregate of 144,980,732 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 6, 2025, as well as the shares of Class B common stock beneficially owned by such reporting person.
- Access Industries Core Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 372,600,227; sole dispositive power 0; shared dispositive power 372,600,227; aggregate amount beneficially owned 372,600,227 (72% of the class); the aggregate amount excludes certain shares
  Comment: Excludes shares of Class A common stock beneficially owned in respect of shares of Class B common stock directly held by AIBFF, Inc. and LB 2020 Family Trust.
  
  All percentages calculated in this Schedule 13G are based upon an aggregate of 144,980,732 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 6, 2025, as well as the shares of Class B common stock beneficially owned by such reporting person.
- Access Industries, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 372,600,227; sole dispositive power 0; shared dispositive power 372,600,227; aggregate amount beneficially owned 372,600,227 (72% of the class); the aggregate amount excludes certain shares
  Comment: Excludes shares of Class A common stock beneficially owned in respect of shares of Class B common stock directly held by AIBFF, Inc. and LB 2020 Family Trust.
  
  All percentages calculated in this Schedule 13G are based upon an aggregate of 144,980,732 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 6, 2025, as well as the shares of Class B common stock beneficially owned by such reporting person.
- AI Entertainment Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: Excludes shares of Class A common stock beneficially owned in respect of shares of Class B common stock directly held by AI Entertainment Holdings LLC, AIBFF, Inc., Entertainment Holdings II LLC and LB 2020 Family Trust.
  
  All percentages calculated in this Schedule 13G are based upon an aggregate of 144,980,732 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 6, 2025, as well as the shares of Class B common stock beneficially owned by such reporting person.
- WMG Management Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: Excludes shares of Class A common stock beneficially owned in respect of shares of Class B common stock directly held by AI Entertainment Holdings LLC, AIBFF, Inc., Entertainment Holdings II LLC and LB 2020 Family Trust.
  
  All percentages calculated in this Schedule 13G are based upon an aggregate of 144,980,732 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 6, 2025, as well as the shares of Class B common stock beneficially owned by such reporting person.
- Entertainment Holdings II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 125,000,000; shared voting power 0; sole dispositive power 125,000,000; shared dispositive power 0; aggregate amount beneficially owned 125,000,000 (46.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes shares of Class A common stock beneficially owned in respect of shares of Class B common stock directly held by AI Entertainment Holdings LLC, AIBFF, Inc. and LB 2020 Family Trust.
  All percentages calculated in this Schedule 13G are based upon an aggregate of 144,980,732 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 6, 2025, as well as the shares of Class B common stock beneficially owned by such reporting person.
- Altep 2012 L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: Excludes shares of Class A common stock beneficially owned in respect of shares of Class B common stock directly held by AI Entertainment Holdings LLC, AIBFF, Inc., Entertainment Holdings II LLC and LB 2020 Family Trust.
  
  All percentages calculated in this Schedule 13G are based upon an aggregate of 144,980,732 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 6, 2025, as well as the shares of Class B common stock beneficially owned by such reporting person.
- AIBFF, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); sole voting power 517,025; shared voting power 0; sole dispositive power 517,025; shared dispositive power 0; aggregate amount beneficially owned 517,025 (0.4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes shares of Class A common stock beneficially owned in respect of shares of Class B common stock directly held by AI Entertainment Holdings LLC, Entertainment Holdings II LLC and LB 2020 Family Trust.
  
  All percentages calculated in this Schedule 13G are based upon an aggregate of 144,980,732 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 6, 2025, as well as the shares of Class B common stock beneficially owned by such reporting person.
- LB 2020 Family Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,400,000; shared voting power 0; sole dispositive power 1,400,000; shared dispositive power 0; aggregate amount beneficially owned 1,400,000 (1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes shares of Class A common stock beneficially owned in respect of shares of Class B common stock directly held by AI Entertainment Holdings LLC, AIBFF, Inc. and Entertainment Holdings II LLC.
  
  All percentages calculated in this Schedule 13G are based upon an aggregate of 144,980,732 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 6, 2025, as well as the shares of Class B common stock beneficially owned by such reporting person.
- Len Blavatnik: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 374,517,252; sole dispositive power 0; shared dispositive power 374,517,252; aggregate amount beneficially owned 374,517,252 (72.1% of the class)
  Comment: All percentages calculated in this Schedule 13G are based upon an aggregate of 144,980,732 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 6, 2025, as well as the shares of Class B common stock beneficially owned by such reporting person.

## Item 1. Issuer
Name of issuer: Warner Music Group Corp.
Address of issuer's principal executive offices: 1633 Broadway, New York, NY 10019

## Item 2. Person Filing
Name of person filing:
This filing is being made on behalf of (collectively, the "Access Filers"):

Access Industries Holdings LLC
Access Industries Management, LLC
AI Entertainment Holdings LLC
Access Industries Core Holdings LLC
Access Industries, LLC
AI Entertainment Management, LLC
WMG Management Holdings, LLC
Entertainment Holdings II LLC
Altep 2012 L.P.
AIBFF, Inc.
LB 2020 Family Trust
Len Blavatnik
Address of principal business office or, if none, residence: The principal business office of each reporting person is c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, NY 10019.
Citizenship:
Each of Access Industries Holdings LLC, Access Industries Management, LLC, AI Entertainment Holdings LLC, Access Industries Core Holdings LLC, Access Industries, LLC, AI Entertainment Management, LLC, WMG Management Holdings, LLC and Entertainment Holdings II LLC is a limited liability company organized under the laws of the State of Delaware.
Altep 2012 L.P. is a limited partnership organized under the laws of the State of Delaware.
AIBFF, Inc. is a corporation organized under the laws of the State of New York.
LB 2020 Family Trust is a trust organized under the laws of the State of Delaware.
Mr. Blavatnik is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See Item 11 of the attached cover pages. The percentages reported in Item 11 of the attached cover pages are based upon an aggregate of 144,980,732 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 6, 2025, as well as the shares of Class B common stock beneficially owned by such Access Filer.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition:
See the responses to Item 8 on the attached cover pages.

247,600,227 shares of Class B common stock, par value $0.001 per share, of the Issuer (the "Class B common stock") are held directly by AI Entertainment Holdings LLC ("AIEH") and may be deemed to be beneficially owned by Access Industries Core Holdings LLC (formerly known as AIPH Holdings LLC) ("AICH"), Access Industries Holdings LLC ("AIH"), Access Industries, LLC ("AI"), Access Industries Management, LLC ("AIM") and Mr. Len Blavatnik because AICH is the parent of AIEH, AIH controls a majority of the outstanding voting interests in AICH, AI controls a majority of the outstanding voting interests in AIH, AIM controls AI and AIH and Mr. Blavatnik is the controlling person of AIM and controls a majority of the outstanding voting interests in AI. Each of the Access Filers (other than AIEH), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

125,000,000 shares of Class B common stock are held directly by Entertainment Holdings II LLC ("EH") and may be deemed to be beneficially owned by AIEH, AICH, AIH, AI, AIM and Mr. Blavatnik because AIEH is the parent of EH, AICH is the parent of AIEH, AIH controls a majority of the outstanding voting interests in AICH, AI controls a majority of the outstanding voting interests in AIH, AIM controls AI and AIH and Mr. Blavatnik is the controlling person of AIM and controls a majority of the outstanding voting interests in AI. Each of the Access Filers (other than EH), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

517,025 shares of Class B common stock are held directly by AIBFF, Inc. (formerly known as AI Altep Holdings, Inc.) ("AIBFF") and may be deemed to be beneficially owned by Mr. Blavatnik because Mr. Blavatnik controls AIBFF. Each of the Access Filers (other than AIBFF), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

1,400,000 shares of Class B common stock are held directly by LB 2020 Family Trust (the "Trust") and may be deemed to be beneficially owned by Mr. Blavatnik because Mr. Blavatnik is a co-trustee of the Trust. Each of the Access Filers (other than the Trust), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock and has no expiration date.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Access Industries Holdings LLC: /s/ Alejandro Moreno, Executive Vice President of Access Industries Management, LLC, its Manager (02/14/2025)
- Access Industries Management, LLC: /s/ Alejandro Moreno, Executive Vice President (02/14/2025)
- AI Entertainment Holdings LLC: /s/ Alejandro Moreno, Executive Vice President of Access Industries Management, LLC, its Manager (02/14/2025)
- Access Industries Core Holdings LLC: /s/ Alejandro Moreno, Executive Vice President of Access Industries Management, LLC, its Manager (02/14/2025)
- Access Industries, LLC: /s/ Alejandro Moreno, Executive Vice President of Access Industries Management, LLC, its Manager (02/14/2025)
- AI Entertainment Management, LLC: /s/ Alejandro Moreno, Executive Vice President of Access Industries Management, LLC, its Manager (02/14/2025)
- WMG Management Holdings, LLC: /s/ Alejandro Moreno, Executive Vice President of Access Industries Management, LLC, its Manager (02/14/2025)
- Entertainment Holdings II LLC: /s/ Langhorne S. Perrow, Manager (02/14/2025)
- Altep 2012 L.P.: /s/ Alejandro Moreno, Executive Vice President of AIBFF, Inc., its General Partner (02/14/2025)
- AIBFF, Inc.: /s/ Alejandro Moreno, Executive Vice President (02/14/2025)
- LB 2020 Family Trust: /s/ Lincoln Benet, Manager of GPTC LLC, its Co-Trustee (02/14/2025)
- LB 2020 Family Trust: /s/ Alex Blavatnik, Manager of GPTC LLC, its Co-Trustee (02/14/2025)
- LB 2020 Family Trust: *, Len Blavatnik, Settlor and Co-Trustee (02/14/2025)
- Len Blavatnik: *, Len Blavatnik (02/14/2025)
Comment: * The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By: /s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact